

February 26, 2007

By U.S. mail and facsimile to (918) 838-8810

Mr. George L. Austin
Vice President, Finance and Chief Financial Officer
Matrix Service Company
10701 East Ute Street
Tulsa, OK 74116

      RE: Matrix Service Company
              Form 10-K for the fiscal year ended May 31, 2006
              Filed August 4, 2006

              File No. 1-15461

Dear Mr. Austin:

      We have reviewed your response letter dated February 16, 2007 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended May 31, 2006

Note 4. Goodwill, page 62

1. We have read and appreciate your responses to comments 1 and 2 in our letter dated January 30, 2007. You have told us that as of the end of the second quarter of fiscal 2005, management believed that the decline in year over year revenue for the construction services segment was due to significant power projects completed in fiscal 2004 that were not replaced, and that the overall decline in the expected fiscal 2005 results was due to the timing of your customers' capital projects. Although you had concern over the second half of fiscal 2005, you believed that the performance of the segment, particularly in fiscal 2006 and beyond, would be more than adequate to support the carrying value of this segment's goodwill and that no known trend or uncertainty existed that was reasonably likely to have a material impact on your financial position, future operating results, or liquidity.

While we acknowledge the determination of an impairment to the recoverability of goodwill depends largely on management judgment, disclosures are required alerting readers to the risks involved. Section 216 of the Financial Reporting Codification states, "registrants should make special efforts to recognize incipient problems that might lead to such charges and to identify them clearly <u>at the earliest possible time</u> in financial statements and other forms of public disclosure…so that public investors may recognize the risks involved." Based on your response, it appears the downward results for the Construction Services segment experienced during the first and second quarters of fiscal 2005 qualify as such incipient problems and led to the impairment charge incurred in the following third quarter.

Therefore in future filings as appropriate, please ensure you include the pertinent, clarifying information that satisfies the disclosure requirements of the applicable authoritative literature, including the Financial Reporting Codification, on a timely basis.

2. We also note the proposed critical accounting policy disclosure provided in response to our prior comment 1. The proposed disclosure provides a general overview of your impairment testing, certain risks that may affect the reported value of goodwill, and the impairment analysis performed at the end of the third quarter of fiscal 2005. However, it is not clear how you intend to discuss specific critical accounting estimates and assumptions in your future periodic reports. This would include analyzing such factors as how you arrived at the estimates, how accurate the estimates and assumptions have been in the past, how much they have changed in the past, and whether they are reasonably likely to change in the future. You should analyze the specific sensitivity of the fair value estimate to change, based on other outcomes that are reasonably likely to occur and would have a material effect, as well as the amount of headroom between the estimated fair value and carrying value for your reporting units and the possible impact on the financial statements. A statement that "a change in an assumption… that causes a 10% reduction in the estimate of future cash flows of a reporting unit would result in an approximate 10% reduction in the fair value of the reporting unit" does not meet this objective. You should provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors. See Section V of SEC Release 33-8350, *Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations* for additional information and include appropriate disclosure relating to your critical accounting estimates and assumptions in future filings.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding these comments.

Sincerely,

Terence O'Brien
Branch Chief